September 5, 2024

Maggie Yuen
Chief Financial Officer
Penumbra, Inc.
One Penumbra Place
Alameda , CA 94502

        Re: Penumbra, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended June 30, 2024
            Form 8-K filed July 30, 2024
            File No. 001-37557
Dear Maggie Yuen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Note 4. Impairment of Immersive Healthcare Asset Group, page 12

1. We note you reported impairment losses on inventory, finite-lived intangibles, and property and equipment for your Immersive Healthcare business since the company made the strategic decision to explore its alternative avenue during the three months ended June
       30, 2024. Please provide us an analysis of your timeline for making these strategic moves and your considerations for meeting the criteria to report your Immersive Healthcare business as held for sale under ASC 360-10-45 as of December 31, 2023 and June 30,
       2024. In that regard, we also note that you began to classify your end markets based on the type of procedure being performed, and therefore divided Immersive Healthcare as a separate market/business beginning with the three months ended December 31, 2023.
 September 5, 2024
Page 2
Form 8-K filed July 30, 2024
Exhibit 99.1, page 1

2.     Within the header of your earnings release you discussed the non-GAAP measures
       Adjusted EBITDA and adjusted EBITDA margin without also discussing the most
       comparable GAAP measure of net (loss) income and net (loss) income margin. Please revise your header and presentations in future filings accordingly to comply with Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division's Compliance
       & Disclosure Interpretations (   C&DIs   ) on Non-GAAP Financial
Measures.
3. We note that several of your non-GAAP performance measures include an adjustment of
       $33.4 million for an inventory write-down of Immersive Healthcare asset group and such charge was recorded as cost of revenue. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 of the Division's Compliance and Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services